October 18, 2004

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:       Delaying Amendment for Form N-14 for the Reorganization of the Delaware Social Awareness Fund into the Equity Portfolio, a series of Calvert Social Investment Fund

Attention: Kimberly Browning

Pursuant to our conversations, Registrant is filing a delaying amendment on the October 7, 2004 filing of a Form N-14 for
Delaware Social Awareness Fund, a series of Delaware Group Equity Funds II, to merge into the Equity Portfolio, a series of Calvert
Social Investment Fund.

Accordingly, as has been deemed necessary in prior filings of this nature, the Registrant hereby agrees to a delay of its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

As always, please feel free to contact me at 301-951-4858 with any questions or comments.

Truly Yours,

Ivy Wafford Duke

Associate General Counsel

cc:        Kimberly Browning